                                                                  Exhibit 12 (a)


                          J. C. PENNEY COMPANY, INC.
                      (the Company and all subsidiaries)

      Computation of Ratios of Available Income to Combined Fixed Charges
                   and Preferred Stock Dividend Requirement




                                                                       53 Weeks
                                                  52 Weeks Ended        Ended         52 Weeks Ended
                                               --------------------    --------    --------------------
                                               01/28/95    01/29/94    01/30/93    01/25/92    01/26/91
                                               --------    --------    --------    --------    --------

($ Millions)

Income from continuing operations                $1,646      $1,498      $1,192        $402      $  765
 (before income taxes, before                  --------    --------    --------    --------    --------
   capitalized interest, but after
     preferred stock dividend)

Fixed charges

 Interest (including capitalized
 interest)

     On operating leases                             95          97          96          95          92
     On short term debt                              92          43          43          42         103
     On long term debt                              225         246         281         288         228
     On capital leases                                7           9          10          11          12
     Other, net                                      (1)          0          16          (3)         (7)
                                               --------    --------    --------    --------    --------

     Total fixed charges                            418         395         446         433         428

Preferred stock dividend, before taxes               50          52          53          54          55
                                               --------    --------    --------    --------    --------

Combined fixed charges and preferred
 stock dividend requirement                         468         447         499         487         483
                                               --------    --------    --------    --------    --------

Total available income                           $2,114      $1,945      $1,691        $889      $1,248
                                               ========    ========    ========    ========    ========

Ratio of available income to combined
 fixed charges and preferred stock
 dividend requirement                               4.5         4.3         3.4         1.8         2.6
                                               ========    ========    ========    ========    ========

The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.